UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

KINETA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49461C 102

(CUSIP Number)

Shawn Iadonato, Ph.D.

Chief Executive Officer

Kineta, Inc.

219 Terry Ave. N., Suite 300

Seattle, WA 98109

(206) 378-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 49461C 102

1.	Name of Reporting Person RLB Holdings Connecticut, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 878,878*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 878,878*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 878,878
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%**
14.	Type of Reporting Person OO

*

Includes (i) 61,585 shares held of record by RLB Holdings, LLC, (ii) 722,875 shares held of record by RLB Holdings Connecticut, LLC, and (iii) warrants to purchase an aggregate of 94,418 shares of Common Stock held by RLB Holdings Connecticut, LLC that are exercisable within 60 days of December 16, 2022. Raymond Bartoszek is a Managing Member of RLB Holdings, LLC and RLB Holdings Connecticut, LLC and shares voting and investment power with respect to these shares.

**

Percentage ownership is based on 8,317,798 shares of Common Stock of the Issuer outstanding as of January 20, 2023, as reported in the Issuer’s Registration Statement on Form S-3 (File No. 333-269340) filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2023 (the “S-3”).

CUSIP No. 49461C 102

1.	Name of Reporting Person Raymond Bartoszek
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,742*
	8.	Shared Voting Power 878,878**
	9.	Sole Dispositive Power 23,742*
	10.	Shared Dispositive Power 878,878**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 902,620
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%***
14.	Type of Reporting Person IN

*

Includes (i) an aggregate of 2,001 shares of Common Stock held by the Reporting Person’s minor children, and (ii) 16,741 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days of December 16, 2022.

**

Includes (i) 61,585 shares held of record by RLB Holdings, LLC, (ii) 722,875 shares held of record by RLB Holdings Connecticut, LLC, and (iii) warrants to purchase an aggregate of 94,418 shares of Common Stock held by RLB Holdings Connecticut, LLC that are exercisable within 60 days of December 16, 2022. The Reporting Person is a Managing Member of RLB Holdings, LLC and RLB Holdings Connecticut, LLC and shares voting and investment power with respect to these shares.

***	Percentage ownership is based on 8,317,798 shares of Common Stock of the Issuer outstanding as of January 20, 2023, as reported in the S-3.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Kineta, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 219 Terry Ave. N., Suite 300, Seattle, WA 98109.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by RLB Holdings Connecticut, LLC and Raymond Bartoszek (together, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of February 14, 2023, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

(b) The principal business address of the Reporting Persons is c/o Kineta, Inc., 219 Terry Ave. N., Suite 300, Seattle, WA 98109.

(c) RLB Holdings Connecticut, LLC is principally engaged in the business of investment management and investing in securities. Mr. Bartoszek is a managing general partner of RLB Holdings Connecticut, LLC a Director of the Issuer.

(d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RLB Holdings Connecticut, LLC is organized in the State of Connecticut. Mr. Bartoszek is a citizen of the United States of America.

Item 3. Source and Amount of Funds

An aggregate of 519,862 shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Persons in connection with the Issuer’s merger (the “Merger”) with Kineta, Inc. (“Legacy Kineta”) pursuant to the Agreement and Plan of Merger dated as of June 5, 2022, as amended on December 5, 2022 (together, the “Merger Agreement”), by and among the Issuer (f/k/a Yumanity Therapeutics, Inc.), Yacht Merger Sub, Inc. and Legacy Kineta. Pursuant to the terms of the Merger Agreement, each outstanding share of Legacy Kineta common stock was converted into the right to receive 0.0688 shares of Common Stock. The Merger closed on December 16, 2022 (the “Closing Date”).

An aggregate of 375,757 shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Persons immediately following the Merger in a private placement (the “Private Placement”) pursuant to a Securities Purchase Agreement dated as of June 5, 2022 and as amended on October 24, 2022 and December 5, 2022 (collectively, the “Securities Purchase Agreement”) by and among the Issuer, Legacy Kineta and the purchasers named therein (the “Investors”). The aggregate purchase price for these 375,757 shares of the Common Stock was $4,339,993.35.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Common Stock in connection with the Merger and pursuant to the Securities Purchase Agreement. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the Chief Executive Officer and a Director of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Registration Rights Agreement and the Lock-Up described in Item 6 of this Schedule 13D, the Reporting Persons may, from time to time, purchase or sell securities of the Issuer as appropriate for their personal circumstances. Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 8,317,798 shares of Common Stock of the Issuer issued and outstanding as reported in the S-3. Based on the foregoing, the Reporting Persons may be deemed to beneficially own 10.9% of the Issuer’s Common Stock in the aggregate.

At the Closing Date, the Reporting Persons beneficially owned, in the aggregate, 902,620 shares of Common Stock.

Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock reported on the cover pages to this Schedule 13D for each such Reporting Person. See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.

(b)	Number of shares to which RLB Holdings Connecticut, LLC has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 878,878

Sole power to dispose or to direct the disposition of: 0

Shared power to vote or to direct the disposition of: 878,878

Number of shares to which Raymond Bartoszek has:

Sole power to vote or to direct the vote: 23,742

Shared power to vote or to direct the vote: 878,878

Sole power to dispose or to direct the disposition of: 23,742

Shared power to vote or to direct the disposition of: 878,878

(c) Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transaction related to the Common Stock during the past 60 days other than 7,001 shares of Common Stock purchased by Mr. Bartoszek on December 30, 2022 in the open market.

(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up

In connection with the execution of the Merger Agreement, pre-closing shareholders of Legacy Kineta became subject to certain restrictions on the transfer of the shares of Common Stock they received in connection with the Merger (the “Lock-Up”) for the 180-day period following the Closing Date.

Securities Purchase Agreement

Concurrently with the execution of the Merger Agreement, the Issuer entered into the Securities Purchase Agreement.

Pursuant to the Securities Purchase Agreement, the Issuer agreed to sell shares of Common Stock to the Investors in a private placement at an aggregate purchase price of $30,000,000. The Securities Purchase Agreement provides for (i) the sale and issuance of up to 649,346 shares of Common Stock at a purchase price of $11.55 per share immediately following the effective time of the Merger, for an aggregate purchase price of $7.5 million (such shares, the “First Tranche Shares,” and the PIPE Investors purchasing such shares, the “First Tranche PIPE Investors”), and (ii) the sale and issuance of a number of shares of Common Stock at a purchase price equal to (a) the volume-weighted average price of Common Stock for the five (5) trading days prior to March 31, 2023 (the “VWAP”), plus (b) 10% of the VWAP, equal to an aggregate purchase price of $22.5 million, on March 31, 2023 (such shares, the “Second Tranche Shares,” and the PIPE Investors purchasing such shares, the “Second Tranche PIPE Investors”).

Registration Rights Agreement

Concurrently with the execution of the Securities Purchase Agreement, on June 5, 2022, the Issuer entered into a registration rights agreement, as amended on October 24, 2022 and December 5, 2022 (collectively, the “Registration Rights Agreement”) with the Investors. The Registration Rights Agreement provides the Investors with certain registration rights that require the Issuer to file a resale registration statement with the Commission within 60 calendar days following the closing of the purchase and sale of the First Tranche Shares to the First Tranche PIPE Investors by the Issuer covering the shares of Common Stock issued to the First Tranche PIPE Investors pursuant to the Private Placement and within 60 calendar days following the closing of the purchase and sale of the Second Tranche Shares to the Second Tranche PIPE Investors by the Issuer covering the shares of Common Stock issued to the Second Tranche PIPE Investors pursuant to the Private Placement.

The foregoing description of the Lock-Up is qualified by the lock-up provision set forth in the Issuer’s Fourth Amended and Restated Bylaws (the “Bylaws”). A copy of the Bylaws is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

The foregoing summaries of the Securities Purchase Agreement and the Registration Rights Agreement are qualified by the actual terms of the Merger Agreement, the Securities Purchase Agreement and the Registration Rights Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.	Joint Filing Agreement, dated as of February 14, 2023, by and between the Reporting Persons.

2.	Fourth Amended and Restated By-laws of the Company, dated December 16, 2022 (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on December 22, 2022).

3.	Agreement and Plan of Merger, dated June 5, 2022, by and among the Issuer, Legacy Kineta and Yacht Merger Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on June 6, 2022).

4.	Form of Amendment No. 1 to the Merger Agreement, dated as of December 5, 2022, by and among the Issuer, Legacy Kineta and Yacht Merger Sub, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on December 5, 2022).

5.	Form of Securities Purchase Agreement, dated as of June 5, 2022, by and between the Issuer and each of the institutional investors named therein (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on June 6, 2022).

6.	Form of Amendment No. 1 to Securities Agreement, dated as of October 24, 2022, by and among the Issuer, each of the institutional investors named therein and Legacy Kineta (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on October 24, 2022).

7.	Form of Amendment No. 2 to Securities Agreement, dated as of December 5, 2022, by and among the Issuer, each of the institutional investors named therein and Legacy Kineta (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on December 5, 2022).

8.	Form of Registration Rights Agreement, dated as of June 5, 2022, by and between the Issuer and each of the institutional investors named therein (incorporated by reference to Exhibit 2.7 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on June 6, 2022).

9.	Form of Amendment No. 1 to Registration Rights Agreement, dated as of October 24, 2022, by and between the Issuer and each of the institutional investors named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on October 24, 2022).

10.	Form of Amendment No. 2 to Registration Rights Agreement, dated as of December 5, 2022, by and between the Issuer and each of the institutional investors named therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on December 5, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

RLB HOLDINGS CONNECTICUT, LLC

By:	/s/ Raymond Bartoszek
Name:	Raymond Bartoszek
Title:	Managing Member

RAYMOND BARTOSZEK

/s/ Raymond Bartoszek
Name: Raymond Bartoszek